SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 25, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications Reports Third Quarter 2020 Results

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2020 RESULTS1

ADJUSTED EBITDA2 TOTALED NIS 204 MILLION

NET DEBT2 TOTALED NIS 646 MILLION AT QUARTER END

PARTNER TV SUBSCRIBER BASE TOTALS APPROXIMATELY 229 THOUSAND
AS OF TODAY

PARTNER’S FIBER OPTIC INFRASTRUCTURE REACHES APPROXIMATELY
700 THOUSAND HOUSEHOLDS ACROSS ISRAEL AS OF TODAY

Third quarter 2020 highlights (compared with third quarter 2019)

•	Total Revenues: NIS 800 million (US$ 232 million), a decrease of 3%
•	Service Revenues: NIS 631 million (US$ 183 million), a decrease of 4%
•	Equipment Revenues: NIS 169 million (US$ 49 million), an increase of 1%
•	Total Operating Expenses (OPEX)[2]: NIS 475 million (US$ 138 million), approx. unchanged
•	Adjusted EBITDA[2]: NIS 204 million (US$ 59 million), a decrease of 9%
•	Adjusted EBITDA Margin[2]: 26% of total revenues compared with 27%
•	Loss for the Period: NIS 5 million (US$ 1 million), a decrease in profit of NIS 12 million
•	Net Debt: NIS 646 million (US$ 188 million), a decrease of NIS 310 million
•	Adjusted Free Cash Flow (before interest)[2]: NIS 21 million (US$ 6 million), an increase of NIS 8 million
•	Cellular ARPU: NIS 51 (US$ 15), a decrease of 14%
•	Cellular Subscriber Base: approximately 2.76 million at quarter-end, an increase of 4%
•	TV Subscriber Base: 224 thousand subscribers at quarter-end, an increase of 48 thousand subscribers since Q3 2019, and an increase of 9 thousand in the quarter

Rosh Ha’ayin, Israel, November 25, 2020 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended September 30, 2020.

1 The quarterly financial results are unaudited.
2 For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Commenting on the results for the third quarter 2020, Mr. Isaac Benbenisti, CEO of Partner noted:

“Despite the effects of the coronavirus crisis, Partner’s results exhibit stability and resilience in the third quarter due to the consistent growth in the fixed-line segment, which contributes to a revenue mix that establishes long-term financial strength.

In the cellular segment, we added 54,000 subscribers, net, in the third quarter, and continued to strengthen customer loyalty.  Since the beginning of the year we have added 105,000 subscribers, net, to Partner's cellular services.

In addition, we launched the 5G network and met the coverage goals that entitle us to a grant of tens of millions of shekels that is expected to be received from the Ministry of Communications.

The coronavirus crisis has heightened the awareness of the importance of quality communication services, with an emphasis on stable and fast internet services. In recent months, there has been a significant increase in demand for the Partner Fiber service that provides an ultra-fast internet service over Partner's independent fiber optic network, which already reaches approximately 700 thousand households in 50 cities across the country.

Partner’s TV service has approximately 229 thousand subscribers as of today, an addition of over 40 thousand subscribers since the beginning of the year. Most of our TV subscribers subscribe to packages offering a combination of services, thus strengthening Partner’s standing as a communications group which offers a variety of communications services among the most advanced in Israel."

Mr. Tamir Amar, Partner's Chief Financial Officer, commented on the results:

“As expected, the continuation of the significant decline in international travel into the third quarter resulted in a material negative impact on the Company's results of operations for the quarter, compared with the Company’s normal seasonal trends. And whilst the Company succeeded in substantially mitigating the aforementioned effects through proactive cost cutting measures in a number of areas and also through making adjustments in a variety of business areas, including capitalizing on the increase in demand for some of the Company's services as a result of the crisis and shifting our focus towards alternative sales channels, the overall net impact remained materially negative.

Our cellular subscriber base increased by 54 thousand subscribers, net, during the quarter, including an increase of 33 thousand Post-Paid subscribers, in conjunction with a further decrease in the quarterly churn rate to 7.3% compared with 7.5% in the previous quarter. Since the beginning of the year the cellular subscriber base has increased by 105 thousand subscribers, net. ARPU this quarter totaled NIS 51, unchanged from the previous quarter, and a decrease of NIS 8 compared with the third quarter of 2019, largely reflecting the negative impact of the decrease in roaming revenues due to the coronavirus crisis which significantly reduced international travel. The Company's TV subscriber base increased by 9 thousand during the quarter, the majority of whom also subscribe to the Company’s internet services.

Adjusted EBITDA this quarter totaled NIS 204 million, compared with NIS 200 million in the previous quarter, the increase reflecting, among other factors, an increase in service revenues and in gross profit from equipment sales, which were partially offset by the larger reduction of expenses in the second quarter.

Looking ahead, the Company expects that for the fourth quarter of 2020, the near-complete cessation of international travel will continue to have a negative impact, although smaller in scale than in the third quarter, and, in addition, the Company will continue to take proactive cost cutting measures in a number of areas, such that the overall net impact in the fourth quarter is not expected to be material.

Adjusted Free Cash Flow (before interest) totaled NIS 21 million in the third quarter. CAPEX totaled NIS 147 million, with investments also this quarter reflecting the Company's continued efforts to expand the deployment of its fiber optic network and to further penetrate the TV market. These investments continue to be possible as a result of Partner's financial stability and strong balance sheet, and are continuing through the challenging period of the coronavirus crisis.

Net debt stood at NIS 646 million at the end of the third quarter, compared with NIS 956 million at the end of the third quarter 2019, a decrease of NIS 310 million mainly due to the Company’s successful equity raise of NIS 276 million, net, in January 2020.

During the third quarter, the Company completed the partial early repayment of its Notes Series F in a total amount of NIS 305 million, which led to one-time expenses of approximately NIS 7 million being recorded under the Company’s finance costs, net. In addition, in the third quarter the Company expanded its Notes Series G in a total amount of NIS 300 million. These measures lengthened the duration of the Company’s debt.

During the third quarter, we participated in the Ministry of Communications’ tender for 5G frequencies and secured the frequencies anticipated, at a price which reflects the lowest cost of all contenders. In addition, in view of the Company's compliance with the qualifying conditions for 5G, the Company, as a partner in the shared cellular radio access network, PHI, is expected to share with another communications group the highest grant among all the communications groups that competed in the tender. In addition, the Company is expected to benefit from a significant discount with respect to the frequency fees, provided that certain conditions are met in accordance with the terms of the tender.

Following enquiries received from a number of potential investors, the Company announced that it is considering the possibility to solicit offers from a potential partner or partners to acquire up to 20% of the rights to use the Company’s existing and future fiber optic network for services to private households.”

Q3 2020 compared with Q2 2020

NIS Million	Q2’20	Q3’20	Comments
Service Revenues	616	631	The increase resulted from increases both in cellular service revenues and in fixed-line segment service revenues
Equipment Revenues	158	169	The increase mainly reflected higher sale volumes due to the closure of points of sale during the second quarter as a result of the coronavirus crisis
Total Revenues	774	800
Gross profit from equipment sales	30	38
OPEX	456	475	The increase mainly reflected the larger reduction of expenses in the second quarter
Adjusted EBITDA	200	204
Profit (Loss) for the Period	7	(5)
Capital Expenditures (additions)	121	179
Adjusted Free Cash Flow (before interest payments)	44	21	The decrease resulted mainly from an increase in cash used in capital expenditures
Net Debt	658	646

	Q2’20	Q3’20	Comments
Cellular Subscribers (end of period, thousands)	2,708	2,762	Increase of approx. 33 thousand Post-Paid subscribers and 21 thousand Pre-Paid subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	51	51
Quarterly Cellular Churn Rate (%)	7.5%	7.3%
TV Subscribers (end of period, thousands)	215	224

Key Financial Results

NIS MILLION (except EPS)	Q3'19	Q3'20	% Change
Revenues	825	800	-3%
Cost of revenues	687	677	-1%
Gross profit	138	123	-11%
Operating profit	26	20	-23%
Profit (Loss) for the period	7	(5)
Earnings (Losses) per share (basic, NIS)	0.04	(0.03)
Adjusted Free Cash Flow (before interest)	13	21	+62%

Key Operating Indicators

	Q3'19	Q3'20	Change
Adjusted EBITDA (NIS million)	225	204	-9%
Adjusted EBITDA margin (as a % of total revenues)	27%	26%	-1
Cellular Subscribers (end of period, thousands)	2,651	2,762	+111
Quarterly Cellular Churn Rate (%)	7.7%	7.3%	-0.4
Monthly Average Revenue per Cellular User (ARPU) (NIS)	59	51	-8

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q3'19	Q3'20	Change %	Q3'19	Q3'20	Change %	Q3'19	Q3'20	Q3'19	Q3'20	Change %
Total Revenues	608	549	-10%	258	287	+11%	(41)	(36)	825	800	-3%
Service Revenues	466	415	-11%	233	252	+8%	(41)	(36)	658	631	-4%
Equipment Revenues	142	134	-6%	25	35	+40%	-	-	167	169	+1%
Operating Profit	24	20	-17%	2	0		-	-	26	20	-23%
Adjusted EBITDA	170	134	-21%	55	70	+27%	-	-	225	204	-9%

Financial Review

In Q3 2020, total revenues were NIS 800 million (US$ 232 million), a decrease of 3% from NIS 825 million in Q3 2019.

Service revenues in Q3 2020 totaled NIS 631 million (US$ 183 million), a decrease of 4% from NIS 658 million in Q3 2019.

Service revenues for the cellular segment in Q3 2020 totaled NIS 415 million (US$ 121 million), a decrease of 11% from NIS 466 million in Q3 2019. The decrease was mainly the result of the negative impact of the coronavirus crisis on roaming service revenues and the continued price erosion of cellular services due to the continued competitive market conditions, which were partially offset by an increase in interconnect revenues.

Service revenues for the fixed-line segment in Q3 2020 totaled NIS 252 million (US$ 73 million), an increase of 8% from NIS 233 million in Q3 2019. The increase mainly reflected higher revenues from the growth in internet and TV services, which were partially offset by a decline in revenues from international calling services.

Equipment revenues in Q3 2020 totaled NIS 169 million (US$ 49 million), an increase of 1% from NIS 167 million in Q3 2019, mainly reflecting increased sales of fixed-line equipment, partially offset by a decrease in equipment sales in the cellular segment, largely a result of the adverse impact of the coronavirus crisis on retail customer sales.

Gross profit from equipment sales in Q3 2020 was NIS 38 million (US$ 11 million), compared with NIS 33 million in Q3 2019, an increase of 15%, reflecting both the higher sales volumes and an increase in profit margins as a result of a change in the product mix.

Total operating expenses (‘OPEX’) totaled NIS 475 million (US$ 138 million) in Q3 2020, an increase of NIS 1 million from Q3 2019, largely reflecting an increase in interconnect expenses and in expenses related to internet services, partially offset by a decrease in payroll and related expenses and other expenses. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q3 2020 decreased by 2% compared with Q3 2019.

Operating profit for Q3 2020 was NIS 20 million (US$ 6 million), a decrease of 23% compared with NIS 26 million in Q3 2019. The decrease mainly resulted from the decrease in Adjusted EBITDA (see Adjusted EBITDA analysis by segment below), partially offset by a decrease in depreciation and amortization expenses.

Adjusted EBITDA in Q3 2020 totaled NIS 204 million (US$ 59 million), a decrease of 9% from NIS 225 million in Q3 2019. As a percentage of total revenues, Adjusted EBITDA in Q3 2020 was 26% compared with 27% in Q3 2019.

Adjusted EBITDA for the cellular segment was NIS 134 million (US$ 39 million), in Q3 2020, a decrease of 21% from NIS 170 million in Q3 2019, largely reflecting the decrease in cellular service revenues mainly as a result of the coronavirus crisis and the increase in interconnect expenses, partially offset by a decrease in various cellular operating expenses including in payroll and related expenses and other cost cutting measures. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q3 2020 was 24% compared with 28% in Q3 2019.

Adjusted EBITDA for the fixed-line segment was NIS 70 million (US$ 20 million) in Q3 2020, an increase of 27% from NIS 55 million in Q3 2019, mainly reflecting the increase in fixed-line segment service revenues which was partially offset by an increase in fixed-line operating expenses. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q3 2020 was 24%, compared with 21% in Q3 2019.

Finance costs, net in Q3 2020 were NIS 24 million (US$ 7 million), an increase of 33% compared with NIS 18 million in Q3 2019. The increase largely reflected one-time expenses in an amount of approximately NIS 7 million relating to the partial early repayment of the Company’s Notes Series F during the quarter.

Income tax expenses for Q3 2020 were NIS 1 million (US$ 0.3 million), unchanged from Q3 2019.

Loss in Q3 2020 was NIS 5 million (US$ 1 million), a decrease in profit of NIS 12 million compared with a profit of NIS 7 million in Q3 2019.

Based on the weighted average number of shares outstanding during Q3 2020, basic losses per share or ADS, was NIS 0.03 (US$ 0.01), compared with basic earnings per share of NIS 0.04 in Q3 2019.

Cellular Segment Operational Review

At the end of Q3 2020, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions included on an adjusted basis as described in the Company’s annual report) was approximately 2.76 million, including approximately 2.44 million Post-Paid subscribers or 88% of the base, and approximately 325 thousand Pre-Paid subscribers, or 12% of the subscriber base.

During the third quarter of 2020, the cellular subscriber base increased net by approximately 54 thousand. The Post-Paid subscriber base increased by approximately 33 thousand, and the Pre-Paid subscriber base increased by approximately 21 thousand.

Total cellular market share (based on the number of subscribers) at the end of Q3 2020 was estimated to be approximately 26%, compared with 25% at the end of Q3 2019.

The quarterly churn rate for cellular subscribers in Q3 2020 was 7.3%, compared with 7.7% in Q3 2019 and 7.5% in Q2 2020.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q3 2020 was NIS 51 (US$ 15), a decrease of 14% from NIS 59 in Q3 2019. The decrease resulted from the impact of the coronavirus crisis on roaming service revenues and the continued price erosion of cellular services due to the continued competitive market conditions, which were partially offset by an increase in interconnect revenues.

Funding and Investing Review

In Q3 2020, Adjusted Free Cash Flow (including lease payments) totaled NIS 21 million (US$ 6 million), an increase of 62% compared with NIS 13 million in Q3 2019.

Cash generated from operating activities totaled NIS 207 million (US$ 60 million) in Q3 2020, a decrease of 10% from NIS 230 million in Q3 2019, mainly reflecting the decrease in Adjusted EBITDA.

Lease payments (principal and interest), recorded in cash flows from financing activities under IFRS 16, totaled NIS 39 million (US$ 11 million) in Q3 2020, a decrease of NIS 3 million from NIS 42 million in Q3 2019.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 147 million (US$ 43 million) in Q3 2020, a decrease of 16% from NIS 174 million in Q3 2019.

Following the receipt of the new 5G frequencies in the third quarter, the cost of the new frequencies was recognized as capital expenditures in intangible assets, to be paid in September 2022 according to the terms of the frequencies tender.

The level of Net Debt at the end of Q3 2020 amounted to NIS 646 million (US$ 188 million), compared with NIS 956 million at the end of Q3 2019, a decrease of NIS 310 million. The decrease mainly reflected the Company’s share issuance in January 2020 for which the total net consideration received was approximately NIS 276 million. In addition, during the third quarter, the Company completed the partial early repayment of its Notes Series F in a total amount of NIS 305 million, and expanded its Notes Series G in a total amount of NIS 300 million.

Regulatory Developments

Holdings of approved Israeli shareholders in the Company

The provisions of the Company's cellular license require, among others, that the "founding shareholders or their approved substitutes", as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications (“Israeli Shareholders”).

On November 12, 2019, the Israeli Ministry of Communications ("MoC") issued a temporary order (ending on November 1, 2020) amending the Company’s cellular license and reducing the percentage that the approved Israeli Shareholders are required to hold by the amount of shares now held by the foreign entities (from 5% down to 3.82% of the means of control in the Company).

On October 26, 2020, the MoC extended the term of the abovementioned order (ending on March 1, 2021). This temporary order is expected to allow the MoC and the Company sufficient time in which to resolve the issue of holdings of approved Israeli shareholders in the Company.

Upgrade of Bezeq’s infrastructure to VDSL35b Technology

On July 12, 2020, Bezeq reported that the MoC has allowed it make use of VDSL35b Technology, According to Bezeq’s report, this technology will allow it to substantially improve internet connection speeds and will allow it to market connections of up to 200 Mbps. Bezeq’s report states that the rollout of this new technology is expected to be limited to approximately 230,000 subscribers. According to the MoC’s approval, the relevant retail offering may be launched four months after the update to the existing interface with wholesale providers is published by Bezeq. In accordance with the MoC's approval, Bezeq has informed the Company that it launched the VDSL35b Technology. The Launch of this service will allow Bezeq to better respond to FTTH (Fiber to the Home) services offered by the Company, but would also allow the Company to improve the speed of the wholesale infrastructure services it offers, thus improving its TV services.

Hearing regarding a reform in the structure of the Internet Market

The fixed internet access market in Israel was historically divided into two tiers of services: infrastructure services and ISP (internet service provider) service. This split was intended to allow entry of new competitors, which provide services over Bezeq's infrastructure.

On October 4, 2020, the MoC published a hearing regarding a reform in the structure of the Internet Market. The hearing is aimed at ending the split of this segment into two tiers and allowing Bezeq and Hot Telecom to market a unified product (comprised of both infrastructure and ISP components). This proposed reform will not apply to the business sector. According to the hearing document, the proposed reform will enter into force on January 1, 2022 allowing ISPs to prepare for the change in the structure of this market. The Company has filed its position regarding this hearing. The Company agrees with the consumer need for a unified service but has argued that Bezeq and HOT should not be allowed to market this service themselves, but rather through their subsidiaries (which would purchase the infrastructure component at the same prices and terms as all other competitors).

Maximum tariff for wholesale access to BSA service over Bezeq's fiber optic network

Further to the description in the Company's annual report for 2018 regarding policy principles for the deployment of fiber-optic infrastructure in Israel and the public hearing description in the Company's Q2 2019 report, on August 25, 2020 the MoC published its decision regarding the maximum tariff that Bezeq will be allowed to charge for access to the BSA (Bitstream Access) service over Bezeq's fiber optic network. The maximum tariffs have been set as follows - for a line with a speed of up to 550 Mbps the maximum tariff will be NIS 71 per month (excluding VAT) and for a line with a speed of up to 1,100 Mbps the maximum tariff will be NIS 79 per month (excluding VAT). These tariffs shall not include installation fees. These tariffs mark a decrease from the initial tariffs proposed by the MoC in its hearing on this matter (71 NIS for a speed of up to 400 Mbps, and 85 NIS for a speed of up to 1,100 Mbps), however, the proposed tariffs were meant to include installation costs.

Business Developments

On November 9, 2020, Hermetic Trust (1975) Ltd., which serves as a trustee, among others, of the holders of the (Series F) debentures and the (Series G) debentures issued by the Company, informed the Company that the scope of its professional liability insurance coverage totals an amount of NIS 10 million. This notice was given in accordance with the provisions of the Series F and Series G trust deeds, according to which the trustee must update the Company should the insurance amount be reduced below the amount of US$ 8 million for any reason, in order to enable a report to be published on the subject.

Conference Call Details
Partner will hold a conference call on Wednesday, November 25, 2020 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0609
North America toll-free: +1.866.860.9642
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from November 25, 2020 until December 9, 2020, at the following numbers:
International: +972.3.925.5925
North America toll-free: +1.888.326.9310
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release communicates our expectation regarding the impact of the continued cessation of international travel on the Company’s results of operations for the fourth quarter of 2020 and with respect to the grant amount and/or discounts that the Company will receive due to the frequency tender. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including in particular the grant amount and/or discounts due to the frequency tender and the severity and duration of the impact on our business of the current health crisis, and on the effectiveness of the proactive measures the Company has taken to cut costs. We have also assumed that we will continue to be able to take proactive cost-cutting measures.  In light of the current unreliability of predictions as to the ultimate severity and duration of the health crisis, future results may differ materially from those currently anticipated. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results. The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”. The preparation of interim condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management based such estimates on historical experience, information available at the time, and assumptions believed to be reasonable under the circumstances and at such time, including the impact of extraordinary events such as the novel coronavirus ("COVID-19"). Actual results could differ from those estimates.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly. The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2020: US $1.00 equals NIS 3.441. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA Adjusted EBITDA margin (%)
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges),
Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA
divided by
Total revenues
Profit (Loss)
Adjusted Free Cash Flow
Net cash provided by operating activities
add
Net cash used in investing activities
deduct
Proceeds from (investment in) short-term
deposits, net
deduct
Lease principal payments
deduct
Lease interest payments
Net cash provided by operating activities add Net cash used in investing activities
Total Operating Expenses (OPEX)
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt
Current maturities of notes payable and borrowings
add
Notes payable
add
Borrowings from banks
add
Advances on account of notes payables
add
Financial liability at fair value
deduct
Cash and cash equivalents
deduct
Short-term deposits

Sum of:
Current maturities of notes payable and borrowings,
Notes payable,
Borrowings from banks, Advances on account of notes payables,
Financial liability at fair value
Less
Sum of:
Cash and cash equivalents,
Short-term deposits

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Amir Adar Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	September 30,	September 30,
	2019	2020	2020
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	299	364	106
Short-term deposits	552	658	191
Trade receivables	624	582	169
Other receivables and prepaid expenses	39	34	10
Deferred expenses – right of use	26	28	8
Inventories	124	109	32
	1,664	1,775	516
NON CURRENT ASSETS
Trade receivables	250	235	68
Deferred expenses – right of use	102	111	32
Lease – right of use	582	569	165
Property and equipment	1,430	1,455	424
Intangible and other assets	538	531	154
Goodwill	407	407	118
Deferred income tax asset	41	35	10
Prepaid expenses and other assets	1	9	3
	3,351	3,352	974

TOTAL ASSETS	5,015	5,127	1,490

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	September 30,	September 30,
	2019	2020	2020
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	367	290	84
Trade payables	716	693	201
Payables in respect of employees	103	79	24
Other payables (mainly institutions)	23	25	7
Income tax payable	30	32	9
Lease liabilities	131	127	37
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	45	65	19
Provisions	43	33	10
	1,489	1,375	400
NON CURRENT LIABILITIES
Notes payable	1,275	1,265	368
Borrowings from banks	138	99	29
Financial liability at fair value	28	14	4
Liability for employee rights upon retirement, net	43	41	12
Lease liabilities	486	474	138
Deferred revenues from HOT mobile	102	79	23
Provisions and other non-current liabilities	37	66	18
	2,109	2,038	592

TOTAL LIABILITIES	3,598	3,413	992

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2019 and September 30, 2020 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2019 – *162,915,990 shares
September 30, 2020 – *182,736,313 shares
Capital surplus	1,077	1,315	382
Accumulated retained earnings	576	597	173
Treasury shares, at cost December 31, 2019 – **8,275,837 shares September 30, 2020 – **7,787,618 shares	(238)	(200)	(58)
TOTAL EQUITY	1,417	1,714	498
TOTAL LIABILITIES AND EQUITY	5,015	5,127	1,490

*    Net of treasury shares.
** Including restricted shares in amount of 1,247,583 and 940,226 as of December 31, 2019 and September 30, 2020, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2019	2020	2019	2020	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,400	2,381	825	800	692	233
Cost of revenues	2,014	1,985	687	677	577	197
Gross profit	386	396	138	123	115	36

Selling and marketing expenses	228	212	78	72	62	21
General and administrative expenses	124	129	42	39	37	11
Other income, net	23	21	8	8	6	2

Operating profit	57	76	26	20	22	6
Finance income	4	4	1	1	1	*
Finance expenses	52	60	19	25	17	7
Finance costs, net	48	56	18	24	16	7

Profit (loss) before income tax	9	20	8	(4)	6	(1)
Income tax expenses (income)	(3)	8	1	1	2	*

Profit (loss) for the period	12	12	7	(5)	4	(1)
Attributable to:
Owners of the Company	12	12	7	(5)	4	(1)
Non-controlling interests	*

Profit (loss) for the period	12	12	7	(5)	4	(1)

Earnings (losses) per share
Basic	0.07	0.06	0.04	(0.03)	0.02	(0.01)
Diluted	0.07	0.06	0.04	(0.03)	0.02	(0.01)
Weighted average number of shares outstanding (in thousands)
Basic	162,802	182,183	162,864	182,688	182,183	182,688
Diluted	163,497	182,839	163,505	182,688	182,839	182,688

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2019	2020	2019	2020	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Profit (loss) for the period	12	12	7	(5)	4	(1)
Other comprehensive income for the period, net of income tax		1			*
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	12	13	7	(5)	4	(1)
Total comprehensive income (loss) attributable to:
Owners of the Company	12	13	7	(5)	4	(1)
Non-controlling interests	*

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	12	13	7	(5)	4	(1)

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	9 months period ended September 30, 2020				9 months period ended September 30, 2019
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,235	641		1,876	1,348	576		1,924
Inter-segment revenue - Services	12	100	(112)		12	111	(123)
Segment revenue - Equipment	410	95		505	399	77		476
Total revenues	1,657	836	(112)	2,381	1,759	764	(123)	2,400
Segment cost of revenues - Services	960	625		1,585	1,044	601		1,645
Inter-segment cost of revenues - Services	100	12	(112)		111	12	(123)
Segment cost of revenues - Equipment	339	61		400	321	48		369
Cost of revenues	1,399	698	(112)	1,985	1,476	661	(123)	2,014
Gross profit	258	138		396	283	103		386
Operating expenses (3)	227	114		341	253	99		352
Other income, net	15	6		21	17	6		23
Operating profit	46	30		76	47	10		57
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	342	192			418	149
–Other (1)	7	2			14	(2)
Segment Adjusted EBITDA (2)	395	224			479	157
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				619				636
- Depreciation and amortization				(534)				(567)
- Finance costs, net				(56)				(48)
- Income tax income (expenses)				(8)				3
- Other (1)				(9)				(12)
Profit for the period				12				12

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	3 months period ended September 30, 2020				3 months period ended September 30, 2019
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	411	220		631	462	196		658
Inter-segment revenue - Services	4	32	(36)		4	37	(41)
Segment revenue - Equipment	134	35		169	142	25		167
Total revenues	549	287	(36)	800	608	258	(41)	825
Segment cost of revenues - Services	320	226		546	350	203		553
Inter-segment cost of revenues - Services	32	4	(36)		37	4	(41)
Segment cost of revenues - Equipment	110	21		131	119	15		134
Cost of revenues	462	251	(36)	677	506	222	(41)	687
Gross profit	87	36		123	102	36		138
Operating expenses (3)	72	39		111	84	36		120
Other income, net	5	3		8	6	2		8
Operating profit	20	*		20	24	2		26
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	113	68			140	55
–Other (1)	1	2			6	(2)
Segment Adjusted EBITDA (2)	134	70			170	55
Reconciliation of segment subtotal Adjusted EBITDA to profit (loss) for the period
Segments subtotal Adjusted EBITDA (2)				204				225
- Depreciation and amortization				(181)				(195)
- Finance costs, net				(24)				(18)
- Income tax expenses				(1)				(1)
- Other (1)				(3)				(4)
Profit (loss) for the period				(5)				7

*      Representing an amount of less than 1 million.

(1) Mainly amortization of employee share based compensation. (2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.  (3) Operating expenses include selling and marketing expenses and general and administrative expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	9 months period ended September 30,
	2019	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	660	605	175
Income tax paid	(1)	(1)	*
Net cash provided by operating activities	659	604	175

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(378)	(293)	(85)
Acquisition of intangible and other assets	(124)	(124)	(36)
Acquisition of a business, net of cash acquired	(3)
Investment in short-term deposits, net	(156)	(106)	(31)
Interest received	1	3	1
Consideration received from sales of property and equipment	2
Net cash used in investing activities	(658)	(520)	(151)

CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	(109)	(102)	(30)
Lease interest payments	(15)	(13)	(4)
Interest paid	(21)	(42)	(12)
Share issuance		276	80
Proceeds from issuance of notes payable, net of issuance costs	256	412	120
Proceeds from issuance of option warrants exercisable for notes payables	37
Repayment of notes payable		(510)	(148)
Repayment of non-current borrowings	(39)	(39)	(11)
Repayment of current borrowings	(13)
Settlement of contingent consideration		(1)	*
Transactions with non-controlling interests	(2)
Net cash provided by financing activities	94	(19)	(5)

INCREASE IN CASH AND CASH EQUIVALENTS	95	65	19

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	416	299	87
CASH AND CASH EQUIVALENTS AT END OF PERIOD	511	364	106

*    Representing an amount of less than 1 million.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	9 months period ended September 30,
	2019	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	12	12	4
Adjustments for:
Depreciation and amortization	546	511	149
Amortization of deferred expenses - Right of use	21	23	7
Employee share based compensation expenses	13	8	2
Liability for employee rights upon retirement, net	2	(1)	*
Finance costs, net	4	(1)	(1)
Lease interest payments	15	13	4
Interest paid	21	42	12
Interest received	(1)	(3)	(1)
Deferred income taxes	2	6	2
Income tax paid	1	1	*
Capital loss from property and equipment	(2)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	71	57	16
Other	(2)	3	1
Increase (decrease) in accounts payable and accruals:
Trade	28	(14)	(4)
Other payables	8	(22)	(7)
Provisions	(14)	(10)	(3)
Deferred revenues from HOT mobile	(24)	(23)	(7)
Other deferred revenues	6	20	6
Increase in deferred expenses - Right of use	(39)	(34)	(10)
Current income tax	(6)	2	1
Decrease (increase) in inventories	(2)	15	4
Cash generated from operations	660	605	175

*    Representing an amount of less than 1 million.

At September 30, 2020 and 2019, trade and other payables include NIS 114 million ($33 million) and NIS 133 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2019	2020	2019	2020	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	659	604	230	207	175	60
Net cash used in investing activities	(658)	(520)	(90)	(198)	(151)	(58)
Investment in short-term deposits, net	156	106	(85)	51	31	15
Lease principal payments	(109)	(102)	(37)	(35)	(30)	(10)
Lease interest payments	(15)	(13)	(5)	(4)	(4)	(1)
Adjusted Free Cash Flow	33	75	13	21	21	6
Interest paid	(21)	(42)	(1)	(9)	(12)	(3)
Adjusted Free Cash Flow After Interest	12	33	12	12	9	3

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2019	2020	2019	2020	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues – Services	1,645	1,585	553	546	461	159
Selling and marketing expenses	228	212	78	72	62	21
General and administrative expenses	124	129	42	39	37	11
Depreciation and amortization	(567)	(534)	(195)	(181)	(156)	(53)
Other	(12)	(1)	(4)	(1)	*	*
OPEX	1,418	1,391	474	475	404	138

*    Representing an amount of less than 1 million.

Key Financial and Operating Indicators (unaudited) ****

NIS M unless otherwise stated	Q3' 18	Q4' 18	Q1' 19	Q2' 19	Q3' 19	Q4' 19	Q1' 20	Q2' 20	Q3' 20	2018	2019
Cellular Segment Service Revenues	476	447	441	453	466	438	423	409	415	1,843	1,798
Cellular Segment Equipment Revenues	143	165	142	115	142	172	146	130	134	643	571
Fixed-Line Segment Service Revenues	220	220	224	230	233	238	245	244	252	852	925
Fixed-Line Segment Equipment Revenues	25	24	28	24	25	26	32	28	35	92	103
Reconciliation for consolidation	(42)	(42)	(41)	(41)	(41)	(40)	(39)	(37)	(36)	(171)	(163)
Total Revenues	822	814	794	781	825	834	807	774	800	3,259	3,234
Gross Profit from Equipment Sales	44	42	39	35	33	37	37	30	38	166	144
Operating Profit*	48	14	9	22	26	30	36	20	20	116	87
Cellular Segment Adjusted EBITDA*	145	119	150	159	170	156	132	129	134	524	635
Fixed-Line Segment Adjusted EBITDA*	56	53	47	55	55	61	83	71	70	198	218
Total Adjusted EBITDA*	201	172	197	214	225	217	215	200	204	722	853
Adjusted EBITDA Margin (%)*	24%	21%	25%	27%	27%	26%	27%	26%	26%	22%	26%
OPEX*	504	502	472	472	474	467	460	456	475	1,996	1,885
Finance costs, net*	10	12	14	16	18	20	19	13	24	53	68
Profit (Loss)*	26	19	2	3	7	7	10	7	(5)	56	19
Capital Expenditures (cash)	117	143	185	143	174	127	151	119	147	502	629
Capital Expenditures (additions)	111	177	157	142	150	129	129	121	179	499	578
Adjusted Free Cash Flow	70	(22)	(11)	31	13	16	10	44	21	124	49
Adjusted Free Cash Flow (after interest)	62	(37)	(15)	15	12	0	8	13	12	55	12
Net Debt	898	950	977	965	956	957	673	658	646	950	957
Cellular Subscriber Base (Thousands)**	2,630	2,646	2,620	2,616	2,651	2,657	2,676	2,708	2,762	2,646	2,657
Post-Paid Subscriber Base (Thousands)**	2,333	2,361	2,340	2,337	2,366	2,366	2,380	2,404	2,437	2,361	2,366
Pre-Paid Subscriber Base (Thousands)	297	285	280	279	285	291	296	304	325	285	291
Cellular ARPU (NIS)	60	57	56	58	59	55	53	51	51	58	57
Cellular Churn Rate (%)**	8.0%	8.5%	8.5%	7.9%	7.7%	7.2%	7.5%	7.5%	7.3%	35%	31%
Number of Employees (FTE)***	2,821	2,782	2,897	2,895	2,923	2,834	1,867	2,745	2,731	2,782	2,834

*        Figures from 2019 include impact of adoption of IFRS 16 - Leases (see also report 20-F).
**     As from Q4 2018, M2M subscriptions are included in the post-paid subscriber base on a standardized basis. This change had the effect of increasing the Post-Paid subscriber base at December 31, 2018, by approximately 34 thousand subscribers.
***   From 2019, the number of employees (FTE) also includes the number of FTE of PHI on a proportional basis of Partner's share in the subsidiary (50%). Excluding employees on unpaid leave as of March 31, 2020.
**** See footnote 2 regarding use of non-GAAP measures.

Disclosure for notes holders as of September 30, 2020

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 30.09.2020				Annual interest rate	Principal repayment dates		Interest repayment dates	Interest linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
D	25.04.10 04.05.11*	400 146	218	218	**	219	1.228% (MAKAM+1.2%)	30.12.17	30.12.21	30.03, 30.06, 30.09, 30.12	Variable interest MAKAM (4)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (2) (3)	20.07.17 12.12.17* 04.12.18* 01.12.19*	255 389 150 226.75	512	512	3	526	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (1) (2)	06.01.19 01.07.19* 28.11.19* 27.02.20* 31.05.20* 01.07.20* 02.07.20*	225 38.5 86.5 15.1 84.8 12.2 300	762	762	8	849	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G debentures immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. For additional details see the Company's press release dated April 17, 2019. Following exercise of option warrants from the first series, the Company issued Series G Notes in a total principal amount of NIS 225 million. Following exercise of option warrants from the second series in July 2020, the Company issued Series G Notes in a principal amount of NIS 12.2 million. In November 2020 the Company received an advance of NIS 55 million, for which the Company will issue additional Series G Notes in a principal amount of NIS 62 million by the end of November 2020. As of today, the total future considerations expected to the Company in respect of the allotment of the option warrants from the second series (after the exercises of option warrants as described above) and in respect of their full exercise (and assuming that there will be no change to the exercise price) is approximately NIS 23 million.

In July 2020, the Company issued in a private placement additional Series G Notes in a principal amount of NIS 300 million, under the same conditions of the original series.

(2)
Regarding Series F and G Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of June 30, 2020, the ratio of Net Debt to Adjusted EBITDA was 0.8. Additional stipulations regarding Series F and G Notes mainly include: shareholders' equity shall not decrease below NIS 400 million and NIS 600 million, respectively; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

  In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

(3)	In July 2020, the Company executed a partial early redemption of Series F Notes in a total principal amount of NIS 305 million. The total amount paid was NIS 313 million.

(4)	'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

*    On these dates additional Notes of the series were issued. The information in the table refers to the full series.
**   Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of September 30, 2020 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 30.09.2020 and 25.11.2020 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 30.09.2020 and 25.11.2020	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
D	S&P Maalot	ilA+	ilAA-	08/2020	07/2010, 09/2010, 10/2010, 09/2012, 12/2012, 06/2013, 07/2014, 07/2015, 07/2016, 07/2017, 08/2018, 11/2018, 12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020 08/2020	ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+ ilA+
F	S&P Maalot	ilA+	ilA+	08/2020	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+ ilA+, ilA+, ilA+
G (3)	S&P Maalot	ilA+	ilA+	08/2020	12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020 08/2020	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+ ilA+

(1) In August 2020, S&P Maalot has reaffirmed the Company's ilA+ credit rating and updated the Company's rating outlook from “negative” to “stable”.

(2) For details regarding the rating of the notes see the S&P Maalot reports dated August 10, 2020.

(3) In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million. In July 2019, November 2019, February 2020 and May 31, 2020 the    Company issued additional Series G Notes in a principal amount of NIS 38.5 million, NIS 86.5 million, NIS 15.1 million and NIS 84.8 million, respectively. In July, 2020, the Company issued additional Series G Notes in a total principal amount of NIS 312.2 million.

 * A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating   should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2020

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	237,130	-	-	-	43,244
Second year	-	313,342	-	-	-	39,115
Third year	-	204,114	-	-	-	32,962
Fourth year	-	204,114	-	-	-	27,217
Fifth year and on	-	533,487	-	-	-	51,824
Total	-	1,492,187	-	-	-	194,362

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	52,132	-	-	-	3,229
Second year	-	52,132	-	-	-	1,959
Third year	-	30,073	-	-	-	825
Fourth year	-	17,080	-	-	-	213
Fifth year and on	-	-	-	-	-	-
Total	-	151,417	-	-	-	6,226

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2020 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	289,262	-	-	-	46,473
Second year	-	365,474	-	-	-	41,074
Third year	-	234,187	-	-	-	33,787
Fourth year	-	221,194	-	-	-	27,430
Fifth year and on	-	533,487	-	-	-	51,824
Total	-	1,643,604	-	-	-	200,588

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of a joint arrangement, without expiration date).

g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above - None.

h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

In addition to the total credit above, Company's financial debt includes financial liability at fair value in respect of option warrants issued in May 2019. At September 30, 2020, this financial liability totals to an amount of NIS 14 million.

In July 2020, the Company executed a partial early redemption of Series F Notes in a total principal amount of NIS 305 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: November 25, 2020